

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2019

Brad J. Moynes
Chief Executive Officer
Digatrade Financial Corp
1500 West Georgia St., Suite 1300
Vancouver, British Columbia
Canada V6G-2Z4

      Re: Digatrade Financial Corp
          Annual Report on Form 20-F
          Filed April 26, 2019
          File No. 000-52145

Dear Mr. Moynes:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Ruairi Regan at 202-551-3269 if you have any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Beverages, Apparel and Mining

cc: Christopher Tinen, Esq.